

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mr. Lee Yip Kun Solomon
Chief Executive Officer
Sino Agro Food, Inc.
Room 3711, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe County, Guangzhou City
People's Republic of China 510610

> **Re: Sino Agro Food, Inc.**
> **Registration Statement on Form 10**
> **Filed November 19, 2010**
> **File No. 000-54191**

Dear Mr. Lee:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

In this regard, we note that the filing does not include financial statements that meet the audit requirements of Rule 8-02 of Regulation S-X and the age requirements of Rule 8-08 of Regulation S-X.

This registration statement will become effective on January 11, 2011. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

You may contact Joanna Lam at (202) 551- 3576, if you have questions regarding comments on the registration statement and related matters.

Sincerely,

H. Roger Schwall
Assistant Director